Exhibit (a)(7)
KOMAG, INC.
FREQUENTLY ASKED QUESTIONS
ABOUT OPTIONS AND RESTRICTED STOCK AWARDS
AND THE OFFER TO PURCHASE
     The following list of frequently asked questions is being provided to give optionees summary information about the treatment of options and restricted stock awards for stock and option holders of Komag, Inc. (“Komag”) as a result of the offer to purchase all of the outstanding shares of common stock of Komag (the “Offer”) by State M Corporation (the “Offeror”), an indirect wholly-owned subsidiary of Western Digital Corporation (“WDC”), through a cash tender offer pursuant to the terms and conditions of the Agreement and Plan of Merger by and between Komag, Offeror and WDC dated June 28, 2007 (the “Merger Agreement”). This document does not contain all of the information that may be important to you. We urge you to carefully read the information about the Offer contained in the (1) Offer to Purchase, which was filed as an exhibit to WDC’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2007 and (2) Komag’s Solicitation/Recommendation Statement on Schedule 14D-9 which was also filed with the SEC on July 11, 2007. You should read these materials carefully because they contain important information, including the terms and conditions of the Offer. You will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from the Information Agent named in the tender offer documents, from WDC (with respect to documents filed by WDC with the SEC), or from Komag (with respect to documents filed by Komag with the SEC).
     The following discussion also summarizes the principal U.S. federal income tax consequences of the Offer for optionees. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to stockholders and optionholders, as described herein. Because individual circumstances may differ, we encourage you to consult with your own tax and accounting advisors to determine the applicability of the tax consequences described below.
The Tender Offer
Q1. What is the Offer period and how will Komag be acquired by WDC?
A.	The Offer was commenced on July 11, 2007 and will expire at 12:00am midnight, New York City time, on Tuesday August 7, 2007, unless extended. If following the expiration of the Offer, WDC directly or indirectly owns 90% or more of the outstanding shares of Komag, WDC will cause Komag to consummate a “short form” merger under Delaware General Corporation Law, which does not require stockholder or board approval. If WDC does not acquire at least 90% of the outstanding shares of Komag from the Offer or otherwise, stockholder approval of the merger will be required and a significantly longer period of time will be required to effect the merger. Subject to applicable laws, rules, regulations, orders, injunctions, or other legal impediments, Komag has granted Offeror an irrevocable option to purchase the number of shares that would cause the Offeror to own one share more than 90% of the shares then outstanding. The merger will involve the Offeror merging with and into

Komag, with Komag continuing as the surviving entity and an indirect wholly-owned subsidiary of WDC (the “Merger”).
Q2. Who is the Offer made to?
A.	The Offeror is offering to purchase all of the outstanding shares of common stock of Komag. This means that the Offer is being made to all holders of common stock of Komag prior to the expiration of the Offer. An optionholder is not a holder of common stock and an option cannot be tendered in the Offer. However, once an option is exercised, the shares received upon exercise of that option will become outstanding shares of common stock of Komag and the optionholder will become a holder of common stock. Those shares may then be tendered in the Offer.
Q3. What will common stockholders of Komag receive if they accept the Offer made by the Offeror?
A.	Common stockholders will receive $32.25 per share (the “Per Share Price”), in cash, without interest, less any required withholding taxes. In general, the receipt of the Per Share Price will be a disposition of the shares that will result in capital tax treatment for any gain or loss. Common stockholders should consult with their tax advisors on the tax consequences of the Offer.
Treatment of Options
Q1. What happens to my Komag stock options (both vested and unvested) throughout the various stages of the transaction (i.e. prior to the expiration of the Offer, prior to the closing of the Merger?)
A.	Prior to the expiration of the Offer: As discussed under Q2 of the Section entitled “The Tender Offer” above, you may exercise your vested options and tender the shares of common stock received as a result of such exercise prior to the expiration of the Offer (subject to certain administrative processing limitations set by E*Trade. More information will be available through your E*Trade account when such limitations are determined). To tender the shares of common stock received as a result of such exercise, the certificates representing your shares, if any, must be delivered together with a completed letter of transmittal and any other documents required by the letter of transmittal to the depositary for the Offer, not later than the date and time of the expiration of the Offer. Please refer to the Offer to Purchase for more detailed information regarding the procedure for tendering shares. As in the normal course, unvested options cannot be exercised during this period.
Prior to the closing of the Merger: If you did not exercise your vested option prior to the expiration of the Offer, your option will continue to be outstanding after the expiration of the Offer. You may continue to exercise your vested options until shortly before the closing of the Merger (subject to certain administrative processing limitations set by E*Trade. More information will be available through your E*Trade account when such limitations are determined). If you exercise your vested options prior to the closing of the Merger, you will become a holder of common stock and be in the same position as stockholders who did not tender their shares in the Offer and will receive the same amount of cash per share upon the closing of the Merger that you would have received had you tendered those shares in the Offer. If you do not do anything with your options, you will receive the Per Share Price reduced by the option exercise price, subject to applicable withholding (the “Option Payment”), in the manner outlined under Q3 of this Section below. As in the normal course, unvested options cannot be exercised during this period.
Closing of the Merger: Under the terms of the Merger Agreement, each outstanding option (regardless of whether vested or unvested) immediately prior to the closing of the Merger with an exercise price less than the Per Share Price will be, at the effective time of the Merger, amended and converted into a right to receive the Option Payment for each share subject to such option. Following the conversion, each of these converted in-the-money options will be subject to the same terms and conditions (including vesting schedule) as in effect prior to the conversion. Prior to the closing of the Merger and the conversion, each outstanding option will continue to be subject to the applicable vesting schedule and your options will continue to vest and vested options will be exercisable for Komag common stock until shortly before the closing of the Merger.
Upon the closing of the Merger, each outstanding option with an exercise price greater than the Per Share Price will be cancelled.
Q2. Do I need to do anything with my Komag stock options to receive the Option Payment applicable to my Komag stock options?
A.	No. Please see Q1 and Q3 of this Section for more information.
Q3. How will the Option Payment applicable to my Komag stock options (both vested and unvested) be paid?
A.	Each Komag option outstanding (both vested and unvested) immediately prior to the closing of the Merger with an exercise price less than the Per Share Price will be amended and converted into a right to receive the Option Payment. All Komag options with an exercise price equal to or greater than the Per Share Price will be cancelled.
Notice to be Given: As promptly as reasonably practicable after the closing of the Merger, WDC will deliver a notice to all optionholders entitled to the Option Payment describing the option conversion.

Vested Options: If you hold vested options immediately prior to the closing of the Merger, WDC will pay the applicable Option Payment for your vested options as soon as administratively practical after the closing of the Merger.

Unvested Options: The applicable Option Payment for each converted unvested option will be paid as it vests in accordance with its terms. Generally, WDC will make the applicable Option Payment no later than the 15th day after the end of the month in which the unvested option becomes vested.

Q4. When can I exercise my Komag stock options for Komag common stock?
A.	Please see Q1 of this Section.
Q5. What happens if my employment terminates before the closing of the Merger?
A.	If your employment terminates anytime before the closing of the Merger, your options will continue to be governed by the terms and conditions of the applicable stock option plan and option agreement. Generally, vesting will cease as of the date on which you stop being an employee, and your vested options will be exercisable for Komag common stock pursuant to the post-termination exercise period described in your option agreement (generally 90 days). Your unvested options will be cancelled pursuant to the stock option plan that they were issued under and the individual stock option agreement that you have. You will only receive consideration for your vested options if either you exercise such vested options prior to the closing of the Merger (in which case you will receive the Per Share Price as described under Q3 of the Section entitled “The Tender Offer” above) or if the closing of the Merger takes place prior to the expiration of your post-termination exercise period (in which case your vested options will be considered outstanding and therefore entitled to the applicable Option Payment as described under Q1 of this Section).
Q6. What happens if my employment terminates after the closing of the Merger?
A.	If your employment terminates after the closing of the Merger, your vesting will cease as of the date on which you stop being an employee, and you will be entitled to receive the applicable Option Payment for your vested options payable no later than the 15th day of after the month in which in which your employment terminated. Your unvested options will be cancelled pursuant to the stock option plan that they were issued under and the individual stock option agreement that you have.
Treatment of Stock Issued Under Restricted Stock Award
Q1. What will I receive if I hold shares issued pursuant to a restricted stock award?

A.	Shares issued pursuant to a restricted stock award consist of vested and unvested shares.

Vested Shares: Shares issued pursuant to a restricted stock award that are vested can be tendered in the Offer (see Section entitled “The Tender Offer” above).

Unvested Shares: Shares issued pursuant to a restricted stock award that are unvested cannot be tendered in the Offer because they are subject to a right of forfeiture until they vest. Under the terms of the Merger Agreement, each unvested share that you hold immediately prior to the closing of the Merger will be, at the effective time of the Merger, amended and converted into a right to receive the Per Share Price, less applicable withholding, subject to such other terms and conditions (including vesting schedule) as was in effect prior to the conversion. WDC will pay the applicable Per Share Price, less applicable withholding, to you no later than the 15th day after the end of the month in which your Komag unvested shares vest. In general, the vesting of a restricted stock award held by an employee results in taxable income that is subject to wage withholding on the spread between the price paid for the restricted stock and the fair market value of the shares on the vesting date (in this case, the Per Share Price of $32.25). You cannot tender unvested shares into the Offer.
Q2. What happens if my employment terminates before or after the closing of the Merger?
A.	If your employment terminates before or after the closing of the Merger, the vesting of your restricted stock will cease as of the date on which you stop being an employee. Accordingly, you will be entitled to receive the applicable Per Share Price for only the vested portion of your restricted stock as of your termination date. You will receive the consideration for your vested shares no later than the 15th day of the month after which your employment is terminated. Any remaining unvested restricted stock will be automatically cancelled.
Certain Tax Implications
Q1. What are the tax implications of the transaction to me as an option holder?
A. Non-Exercise of Options
The amendment and conversion of your options by WDC will not give rise to a tax event. Ultimately, a tax event will occur upon the vesting of your option and receipt of the applicable Option Payment for each share that was subject to your option.

The cancellation of your options with an exercise price greater than the Per Share Price will not give rise to a tax event.

Exercise of Options

If you exercise your options before the closing of the Merger, you will recognize ordinary income on the date of exercise equal to the excess, if any, of (i) the fair market value of those shares of Komag’s common stock at the time of exercise over (ii) the aggregate exercise price paid for those shares. If you are an employee, such income will constitute wages subject to payment of applicable federal and state income and employment tax withholding. Any additional gain or loss will be capital gain or loss.

Holders of Komag options and restricted stock should consult with their tax advisors regarding the tax consequences of the Offer.
Q2. What should I do?
A.	This is a personal decision depending on your particular tax situation, your need to have liquidity and other unique factors. We suggest that you consult your financial, legal and/or tax advisors to address how best to achieve your particular goals.